Launch Two Acquisition Corp.

180 Grand Avenue, Suite 1530

Oakland, CA 94612

VIA EDGAR

September 18, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Eric McPhee

Mark Rakip

Pearlyne Paulemon

Isabel Rivera

Re:	Launch Two Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Submitted August 22, 2024

CIK No. 0002023676

Ladies and Gentlemen:

Launch Two Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 17, 2024, regarding our Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on Augst 22, 2024 (the “Registration Statement”). This letter will be filed concurrently with the filing of Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 submitted August 22, 2024

Cover Page

1.	We note your response to prior comment 2. Please revise your discussion of the Class B ordinary shares purchased for $25,000 by the sponsor to note that the anti-dilution feature of the shares could give the sponsor additional shares.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of Amendment No. 2 to address the Staff’s comment.

2.	We acknowledge your revisions in response to prior comment 3. We note, however, that cross-references to related disclosure on conflicts of interest appear to be missing. For example, there is no cross-reference to the disclosure on conflicts of interests within the offering summary on page 35. Please revise to ensure your cross-references include all related disclosures in the prospectus. See Item 1602(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of Amendment No. 2 to address the Staff’s comment.

Risk Factors

Risks Relating to our Securities

Our warrant agreement will designate the courts of the State of New York or the United States District Court . . ., page 84

3.	We note your response to prior comment 22 and revised disclosure here and on page 165 of your prospectus. Please tell us how you will make investors aware that the exclusive forum provision in the warrant agreement applies to Securities Act claims in future filings.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 84 and 165 of Amendment No. 2 to address the Staff’s comment.

Proposed Business, page 106

4.	We acknowledge your revisions in response to prior comment 15. Please explain how the type of transaction you would target will be substantially different than what your sponsor, directors, and officers would target.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 8, 37, 111 and 145 of Amendment No. 2 to remove the language referenced in the Staff’s comment.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Stuart Neuhauser, Esq., by telephone at 212-370-1300.

Sincerely,

Launch Two Acquisition Corp.

/s/ Jay McEntee
Jay McEntee
Chief Executive Officer

cc: Stuart Neuhauser, Esq.

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